Raiffeisen
INTERNATIONAL
Member of RZB Group

RECEIVED
2008 JUN 16 A 10:23
OFFICE OF INTERNATIONAL CORPORATE [illegible]

[redacted]

08003276

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

13th June 2008

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 16th May 2008.

If you have any further questions please do not hesitate to contact me.

PROCESSED
JUN 18 2008
THOMSON REUTERS

Yours faithfully,

dw 6/17

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

Satzungsgegenüberstellung

These are additions to the articles of our association.

Einladung

This is the invitation sent to shareholders for our Annual General Meeting.

Abstimmungsergebnisse zur 3. ordentlichen Hauptversammlung der Raiffeisen International Bank Holding AG am 10. Juni 2008

These are the results of the votings at our AGM.

Dividendenbekanntmachung

This is the announcement of the amount of our this year´s dividend.

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax +43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien

SATZUNGSGEGENÜBERSTELLUNG

Bisherige Fassung	Neue Fassung
§ 4 (6)	Das Grundkapital ist gemäß § 159 Abs. 2 Z. 1 AktG um bis 47.173.587,50 EUR durch Ausgabe von bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien bedingt erhöht (Bedingtes Kapital). Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, als Inhaber von Wandelschuldverschreibungen, die auf der Grundlage des Hauptversammlungsbeschlusses vom 10.06.2008 ausgegebenen wurden, von dem ihnen gewährten Wandlungsrecht auf Aktien der Gesellschaft Gebrauch machen. Der Ausgabebetrag und das Umtauschverhältnis sind nach Maßgabe anerkannter finanzmathematischer Methoden sowie des Kurses der Aktien der Gesellschaft in einem anerkannten Preisfindungsverfahren zu ermitteln (Grundlage der Berechnung des Ausgabebetrages); der Ausgabebetrag darf nicht unter dem anteiligen Betrag des Grundkapitals liegen. Die neu ausgegebenen Aktien der bedingten Kapitalerhöhung haben eine Dividendenberechtigung, die den zum Zeitpunkt der Ausgabe an der Börse gehandelten Aktien entspricht. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung, die sich durch die Ausgabe von Aktien auf Grundlage des bedingten Kapitals ergeben, zu beschließen.

RECEIVED
2008 JUN 15 A 10:23
OFFICE OF INTL
CORP

Raiffeisen INTERNATIONAL
Member of RZB Group

EINLADUNG

an die Aktionäre

für die am Dienstag, dem 10.06.2008, um 10:00 Uhr im Saal A des Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Wien, stattfindende

ORDENTLICHE HAUPTVERSAMMLUNG

der

Raiffeisen International Bank-Holding AG
Firmenbuch des Handelsgerichts Wien FN 122119 m

TAGESORDNUNG

1. Vorlage des festgestellten Jahresabschlusses samt Lagebericht und des Konzernabschlusses samt Konzernlagebericht zum 31.12.2007 und des Berichts des Aufsichtsrats über das Geschäftsjahr 2007.

2. Beschlussfassung über die Verteilung des im Jahresabschluss zum 31.12.2007 ausgewiesenen Bilanzgewinns.

3. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2007.

4. Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007.

5. Beschlussfassung über die Festsetzung der Vergütung an die Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007.

6. Wahlen in den Aufsichtsrat.

7. Wahl des Abschlussprüfers für den Jahres- und Konzernabschluss für das Geschäftsjahr 2008.

8. Beschlussfassung über die Ermächtigung des Vorstands gemäß § 174 Abs. 2 AktG innerhalb von fünf Jahren ab dem Datum der Beschlussfassung mit

Zustimmung des Aufsichtsrats, auch in mehreren Tranchen, Wandelschuldverschreibungen mit einem Gesamtnennbetrag von bis zu 2.000.000.000 EUR, mit denen ein Umtausch- oder Bezugsrecht auf bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien der Gesellschaft mit dem anteiligen Betrag am Grundkapital von bis zu 47.173.587,50 EUR verbunden ist, auszugeben – auch mittelbar im Wege der Garantie für die Emission einer Wandelschuldverschreibung durch eine direkt oder indirekt zu hundert Prozent im Eigentum stehende Tochtergesellschaft mit Wandlungsrechten auf Aktien der Gesellschaft - und alle weiteren Bedingungen (einschließlich der Ausgabewährung), die Ausgabe und das Umtauschverfahren der Wandelschuldverschreibungen festzusetzen. Das Bezugsrecht der Aktionäre wird ausgeschlossen.

9. Beschlussfassung über die bedingte Erhöhung des Grundkapitals um bis zu 47.173.587,50 EUR durch Ausgabe von bis zu 15.466.750 Stück neue, auf Inhaber lautende Stammaktien zur Gewährung von Umtausch- oder Bezugsrechten an die Gläubiger der gemäß Punkt 8 der Tagesordnung begebenen Wandelschuldverschreibungen und die entsprechende Änderung der Satzung in § 4 (Grundkapital und Aktien) durch Anfügung des folgenden Absatzes 6:

   "(6) Das Grundkapital ist gemäß § 159 Abs. 2 Z. 1 AktG um bis 47.173.587,50 EUR durch Ausgabe von bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien bedingt erhöht (Bedingtes Kapital). Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, als Inhaber von Wandelschuldverschreibungen, die auf der Grundlage des Hauptversammlungsbeschlusses vom 10.06.2008 ausgegebenen wurden, von dem ihnen gewährten Wandlungsrecht auf Aktien der Gesellschaft Gebrauch machen. Der Ausgabebetrag und das Umtauschverhältnis sind nach Maßgabe anerkannter finanzmathematischer Methoden sowie des Kurses der Aktien der Gesellschaft in einem anerkannten Preisfindungsverfahren zu ermitteln (Grundlage der Berechnung des Ausgabebetrages); der Ausgabebetrag darf nicht unter dem anteiligen Betrag des Grundkapitals liegen. Die neu ausgegebenen Aktien der bedingten Kapitalerhöhung haben eine Dividendenberechtigung, die den zum Zeitpunkt der Ausgabe an der Börse gehandelten Aktien entspricht. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung, die sich durch die Ausgabe von Aktien auf Grundlage des bedingten Kapitals ergeben, zu beschließen."

10. Beschlussfassung über die Verschmelzung der Raiffeisen International GROUP IT, Wien (FN 103538m) als übertragende Gesellschaft durch Übertragung des Vermögens als Ganzes im Wege der Gesamtrechtsnachfolge auf die Raiffeisen International Bank-Holding AG als übernehmende Gesellschaft auf der Grundlage und zum Stichtag der Schlussbilanz der übertragenden Gesellschaft

zum 31.12.2007 ohne Erhöhung des Grundkapitals, da die übernehmende Gesellschaft alleinige Gesellschafterin der übertragenden Gesellschaft ist.

11. Beschlussfassung über die Ermächtigung des Vorstands, nach den Bestimmungen des § 65 Abs. 1 Z. 4 und 8 AktG für die Dauer von 30 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10 Prozent des Grundkapitals der Gesellschaft zu erwerben und gegebenenfalls auch einzuziehen. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechts der Aktionäre zu beschließen. Diese Ermächtigung ersetzt die in der Hauptversammlung vom 05.06.2007 beschlossene Ermächtigung zum Rückkauf eigener Aktien.

Zur Teilnahme an dieser ordentlichen Hauptversammlung ist jeder Aktionär berechtigt, der seine Aktien bis spätestens 03.06.2008 während der Geschäftsstunden bei der Gesellschaft, bei einem österreichischen öffentlichen Notar oder bei der Hauptniederlassung eines inländischen Kreditinstitutes bis zur Beendigung der Hauptversammlung hinterlegt und für den Zeitraum bis zur Beendigung der Hauptversammlung dort belässt. Die Hinterlegungsstellen werden aufgefordert, das Verzeichnis über die hinterlegten Aktien am letzten Hinterlegungstag bei der Gesellschaft (vorab auf Telefax-Nr. +43(1)71707/1377) einzureichen. Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung einer der zuvor genannten Hinterlegungsstellen für sie bei anderen Kreditunternehmungen bis zur Beendigung der Hauptversammlung im Sperrdepot gehalten werden.

Jeder Aktionär, der sich gemäß den obigen Regelungen rechtzeitig zur Hauptversammlung angemeldet hat, ist berechtigt, selbst oder durch einen mit schriftlicher Vollmacht legitimierten Bevollmächtigten an der Hauptversammlung teilzunehmen und seine gesetzlichen Aktionärsrechte (insb. Fragerecht und Stimmrecht) auszuüben. Zur Ausübung des Stimmrechtes durch bevollmächtigte Vertreter ist die Vorlage einer schriftlichen Vollmacht notwendig, die der Gesellschaft vorzulegen ist und von dieser verwahrt wird.

Stimmrechtsvertreter:

Als besonderer Service steht den Aktionären ein Vertreter des Interessenverbandes für Anleger, IVA, 1130 Wien, Feldmühlgasse 22, als unabhängiger Stimmrechtsvertreter für die Stimmrechtsausübung auf der Hauptversammlung nach Weisung des Aktionärs zur Verfügung. Die Vollmachtserteilung an diesen Stimmrechtsvertreter hat gleichfalls in schriftlicher Form zu erfolgen. Bei Interesse besteht die Möglichkeit einer direkten Kontaktaufnahme mit Herrn Dr. Michael Knap unter Mobil-Tel +43/6642138740, Fax +43-1-8763343-39 oder E-Mail michael.knap@iva.or.at.

Gemäß § 83 Abs. 2 Z. 1 BörseG wird weiters bekannt gegeben, dass die Gesellschaft 154.667.500 auf Inhaber lautende Stückaktien ausgegeben hat und jede Stückaktie eine Stimme gewährt. Die Gesellschaft hält gegenwärtig 1.148.196 Stück eigene

Aktien, die gemäß § 65 Abs. 5 AktG nicht zur Stimmrechtsausübung berechtigt sind; unter Berücksichtigung dieser eigenen Aktien beträgt die Gesamtzahl der Stimmrechte 153.519.304. Die in diesem Absatz genannten Zahlenangaben wurden zum Stichtag 14.05.2008 erhoben und können bis zum Zeitpunkt der Hauptversammlung noch Änderungen unterliegen.

Der Jahresabschluss samt Lagebericht, der Konzernabschluss samt Konzernlagebericht, der Bericht des Aufsichtsrats, der Gewinnverteilungsvorschlag, Abschriften der Anträge zu den Tagesordnungspunkten 2 bis 11, der Entwurf der Neufassung der Satzung gemäß Tagesordnungspunkt 9 und die gesetzlich erforderlichen Berichte des Vorstands zu den Tagesordnungspunkten 8, 10 und 11 stehen am Sitz der Gesellschaft sowie auf deren Website (www.ri.co.at) zur Verfügung. Auf Verlangen werden den Aktionären kostenlose Abschriften erteilt. Diese Unterlagen werden auch im Rahmen der Hauptversammlung aufliegen. Im Zusammenhang mit der beabsichtigten Verschmelzung der Gesellschaft gemäß Tagesordnungspunkt 10 werden die Aktionäre auch nochmals auf die bereits gesondert ergangene Bekanntmachung der Gesellschaft im Amtsblatt zur "Wiener Zeitung" vom 08.05.2008 verwiesen.

Wien, im Mai 2008

DER VORSTAND

Raiffeisen INTERNATIONAL
Member of RZB Group

Abstimmungsergebnisse zur 3. ordentlichen Hauptversammlung der Raiffeisen International Bank-Holding AG am 10. Juni 2008

Tagesordnungspunkt 2:

Beschlussfassung über die Verteilung des im Jahresabschluss zum 31.12.2007 ausgewiesenen Bilanzgewinns.

Präsenz:	518 Aktionäre mit 112.248.721 Stimmen.
Pro:	478 Aktionäre mit 112.246.724 Stimmen.
Contra:	36 Aktionäre mit 1.782 Stimmen.
Enthaltung:	4 Aktionäre mit 215 Stimmen.

Tagesordnungspunkt 3:

Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2007.

Präsenz:	518 Aktionäre mit 112.248.721 Stimmen.
Pro:	515 Aktionäre mit 112.239.659 Stimmen.
Contra:	1 Aktionäre mit 300 Stimmen.
Enthaltung:	2 Aktionäre mit 8.762 Stimmen.

Tagesordnungspunkt 4:

Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007.

Präsenz:	518 Aktionäre mit 112.248.721 Stimmen.
Pro:	514 Aktionäre mit 112.239.658 Stimmen.
Contra:	2 Aktionäre mit 301 Stimmen.
Enthaltung:	2 Aktionäre mit 8.762 Stimmen.

Tagesordnungspunkt 5:

Beschlussfassung über die Festsetzung der Vergütung an die Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007.

Präsenz:	518 Aktionäre mit 112.248.721 Stimmen.
Pro:	506 Aktionäre mit 112.225.583 Stimmen.
Contra:	2 Aktionäre mit 14.368 Stimmen.
Enthaltung:	10 Aktionäre mit 8.770 Stimmen.

Tagesordnungspunkt 6:

Wahlen in den Aufsichtsrat.

Präsenz:	519 Aktionäre mit 112.248.891 Stimmen.
Pro:	488 Aktionäre mit 112.130.221 Stimmen.
Contra:	14 Aktionäre mit 109.558 Stimmen.
Enthaltung:	17 Aktionäre mit 9.112 Stimmen.

Tagesordnungspunkt 7:

Wahl des Abschlussprüfers für den Jahres- und Konzernabschluss für das Geschäftsjahr 2008.

Präsenz:	475 Aktionäre mit 112.246.959 Stimmen.
Pro:	428 Aktionäre mit 112.235.966 Stimmen.
Contra:	37 Aktionäre mit 1.894 Stimmen.
Enthaltung:	10 Aktionäre mit 9.099 Stimmen.

Tagesordnungspunkt 8:

Beschlussfassung über die Ermächtigung des Vorstands gemäß § 174 Abs. 2 AktG innerhalb von fünf Jahren ab dem Datum der Beschlussfassung mit Zustimmung des Aufsichtsrats, auch in mehreren Tranchen, Wandelschuldverschreibungen mit einem Gesamtnennbetrag von bis zu 2.000.000.000 EUR, mit denen ein Umtausch- oder Bezugsrecht auf bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien der Gesellschaft mit dem anteiligen Betrag am Grundkapital von bis zu 47.173.587,50 EUR verbunden ist, auszugeben – auch mittelbar im Wege der Garantie für die Emission einer Wandelschuldverschreibung durch eine direkt oder indirekt zu hundert Prozent im Eigentum stehende Tochtergesellschaft mit Wandlungsrechten auf Aktien der Gesellschaft – und alle weiteren Bedingungen (einschließlich der Ausgabewährung), die Ausgabe und das Umtauschverfahren der Wandelschuldverschreibungen festzusetzen. Das Bezugsrecht der Aktionäre wird ausgeschlossen.

Präsenz:	292 Aktionäre mit 112.217.531 Stimmen.
Pro:	259 Aktionäre mit 111.834.591 Stimmen.
Contra:	19 Aktionäre mit 31.187 Stimmen.
Enthaltung:	14 Aktionäre mit 351.753 Stimmen.

Tagesordnungspunkt 9:

Beschlussfassung über die bedingte Erhöhung des Grundkapitals um bis zu 47.173.587,50 EUR durch Ausgabe von bis zu 15.466.750 Stück neue, auf Inhaber lautende Stammaktien zur Gewährung von Umtausch- oder Bezugsrechten an die Gläubiger der gemäß Punkt 8 der Tagesordnung begebenen Wandelschuldverschreibungen und die entsprechende Änderung der Satzung in § 4 (Grundkapital und Aktien) durch Anfügung des folgenden Absatzes 6:

„(6) Das Grundkapital ist gemäß § 159 Abs. 2 Z. 1 AktG um bis 47.173.587,50 EUR durch Ausgabe von bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien bedingt erhöht (Bedingtes Kapital). Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, als Inhaber von Wandelschuldverschreibungen, die auf der Grundlage des Hauptversammlungsbeschlusses vom 10.06.2008 ausgegebenen wurden, von dem ihnen gewährten Wandlungsrecht auf Aktien der Gesellschaft Gebrauch machen. Der Ausgabebetrag und das Umtauschverhältnis sind nach Maßgabe anerkannter finanzmathematischer Methoden sowie des Kurses der Aktien der Gesellschaft in einem anerkannten Preisfindungsverfahren zu ermitteln (Grundlage der Berechnung des Ausgabebetrages); der Ausgabebetrag darf nicht unter dem anteiligen Betrag des Grundkapitals liegen. Die neu ausgegebenen Aktien der bedingten Kapitalerhöhung haben eine Dividendenberechtigung, die den zum Zeitpunkt der Ausgabe an der Börse gehandelten Aktien entspricht. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung, die sich durch die Ausgabe von Aktien auf Grundlage des bedingten Kapitals ergeben, zu beschließen."

Präsenz:	292 Aktionäre mit 112.217.531 Stimmen.
Pro:	275 Aktionäre mit 111.845.235 Stimmen.
Contra:	9 Aktionäre mit 20.549 Stimmen.
Enthaltung:	8 Aktionäre mit 351.747 Stimmen.

Tagesordnungspunkt 10:

Beschlussfassung über die Verschmelzung der Raiffeisen International GROUP IT, Wien (FN 103538m) als übertragende Gesellschaft durch Übertragung des Vermögens als Ganzes im Wege der Gesamtrechtsnachfolge auf die Raiffeisen International Bank-Holding AG als übernehmende Gesellschaft auf der Grundlage und zum Stichtag der Schlussbilanz der übertragenden Gesellschaft zum 31.12.2007 ohne Erhöhung des Grundkapitals, da die übernehmende Gesellschaft alleinige Gesellschafterin der übertragenden Gesellschaft ist.

Präsenz:	242 Aktionäre mit 112.213.849 Stimmen.
Pro:	238 Aktionäre mit 112.199.093 Stimmen.
Contra:	0 Aktionäre mit 0 Stimmen.
Enthaltung:	4 Aktionäre mit 14.756 Stimmen.

Tagesordnungspunkt 11:

Beschlussfassung über die Ermächtigung des Vorstands, nach den Bestimmungen des § 65 Abs. 1 Z. 4 und 8 AktG für die Dauer von 30 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10 Prozent des Grundkapitals der Gesellschaft zu erwerben und gegebenenfalls auch einzuziehen. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechts der Aktionäre zu beschließen. Diese Ermächtigung ersetzt die in der Hauptversammlung vom 05.06.2007 beschlossene Ermächtigung zum Rückkauf eigener Aktien.

Präsenz:	231 Aktionäre mit 112.213.404 Stimmen.
Pro:	221 Aktionäre mit 112.168.022 Stimmen.
Contra:	4 Aktionäre mit 36.408 Stimmen.
Enthaltung:	6 Aktionäre mit 8.974 Stimmen.

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Dividendenbekanntmachung

ISIN AT0000606306

Die ordentliche Hauptversammlung der Aktionäre unserer Gesellschaft vom 10. Juni 2008 hat beschlossen, für das Geschäftsjahr vom 1. Jänner 2007 bis zum 31. Dezember 2007 je dividendenberechtigter Stammaktie eine Dividende von EUR 0,93 auszuschütten, dies entspricht einer maximalen Ausschüttungssumme von EUR 143.840.775,00.

Die Auszahlung der Dividende erfolgt am 18. Juni 2008, abzüglich allfälliger 25 % Kapitalertragsteuer nach Maßgabe der gesetzlichen Bestimmungen, für die Stammaktien durch Überweisung bzw. durch Gutschrift der depotführenden Banken. Als Hauptzahlstelle fungiert die Raiffeisen Centrobank AG, 1015 Wien, Tegetthoffstraße 1.

Die Aktien der Raiffeisen International Bank-Holding AG werden ab 18. Juni 2008 ex Dividende 2007 gehandelt.

DER VORSTAND

Wien, im Juni 2008

print

Raiffeisen INTERNATIONAL

Member of RZB Group

RI Annual General Meeting approves dividend distribution EUR 144 mio.

Raiffeisen International Annual General Meeting approves dividend distribution of EUR 144 million

The annual general meeting of Raiffeisen International Bank-Holding AG, held today in the Austria Center Vienna, approved a dividend of 0.93 euros per share for the financial year 2007. The most recent shares from the capital increase in 2007 shall be entitled to full dividends. In comparison with the previous year, this amount corresponds to an increase of 22 cents - equating to 31 per cent - per share. The dividend will result in a total distribution of a maximum of 143.8 million euros. The payments date to shareholders eligible for dividends is 18 June 2008.

"Despite the turbulence on the global financial markets, 2007 has again been an outstanding year for us. In a very demanding environment, we placed our capital increase very successfully, exceeded our targets by far and ended the year with another record result", said CEO Herbert Stepic.

An anticipatory resolution formulated today authorises the Managing Board to issue convertible bonds up to a total amount of 2 billion euros within five years. They are associated with a right of conversion or subscription of up to 15,466,750 bearer shares of the company, with a proportional stake in the share capital of up to 47,173,587.50 euros.

The annual general meeting also passed a resolution to authorise the Managing Board to acquire and also redeem own shares for up to 10 per cent of the share capital of the company for a term of 30 months. Furthermore, a resolution was passed regarding the integration of previous subsidiary Raiffeisen International Group IT into Raiffeisen International Bank-Holding AG.

Today's Annual General Meeting, which gave stakeholders the opportunity to exchange information and exercise their voting right, was again one of the best-attended in recent Austrian capital market history, with about 700 participants.

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets in Europe's growth region are covered by subsidiary banks, leasing companies and a range of other financial service providers. Over 14 million customers are served in more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The remainder is in free float, the shares are listed on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

print

Raiffeisen INTERNATIONAL
Member of RZB Group

A record year for Raiffeisen-Leasing International in 2007

A record year for Raiffeisen-Leasing International in 2007

- **New business volume of EUR 3 billion – the highest growth rate of all leasing companies in CEE at 54 per cent**
- **Profit after tax increased by 52 per cent to EUR 51.8 million**
- **Purely organic growth resulting in coverage of 16 countries with top three market position in nine countries**
- **Central Europe makes highest regional contribution at 69 per cent; vehicle leasing segment contributes greatest volume of new business**
- **International Vendor Finance on the increase**

Raiffeisen-Leasing International (RLI) – the holding company of the Raiffeisen Leasing network in Central and Eastern Europe (CEE), in which Raiffeisen International Bank-Holding AG holds a 75 per cent stake and Raiffeisen-Leasing, Austria, the balance, definitively became one of the most important regional players during the 2007 business year. RLI emulated its parent group Raiffeisen International by also posting record results in 2007. In comparison with 2006, the volume of new business increased by 54 per cent to EUR 2,995 million. With growth in new business of slightly more than EUR 1 billion, RLI was able to post the highest growth of all Western leasing companies active in the CEE region. Assets rose by 49 per cent to EUR 4,610 million. "This development reflects the continuously increasing demand for leasing products in the region. We are very well positioned above all in those markets where there is still a substantial amount of catching-up to be done," commented Peter Lennkh, the member of the Managing Board of Raiffeisen International responsible for leasing business.

Profit after tax increased by more than half

RLI was able to increase its after-tax results by more than a half in 2007 from EUR 34.0 million to EUR 51.8 million. RLI Managing Director Michael Hackl remarked, "The Central Europe region still remains the company's mainstay, contributing 55 per cent to new business and the company's pre-tax result." Expressed as absolute figures, the Central Europe region contributed just under EUR 1.7 billion to new business and approximately EUR 36 million to the company's profit before tax. The second largest contribution, at 30 per cent each, came from Southeastern Europe, and the CIS contributed 15 per cent to both segments.

Vehicle leasing the most important business sector by a considerable margin

The vehicle leasing segment contributed the highest proportion of new business volume with 69 per cent. Within this segment, personal vehicles - 43 per cent - dominate ahead of freight vehicles with 33 per cent. However, the capital investment and real estate segments have also shown marked increases in volume. Capital investment leases rose by 20 per cent to EUR 593 million, and real estate volumes rose by 11 per cent to EUR 337 million.

Excellent strategic position enhanced

With the commencement of operative business in Moldova a few months ago, RLI now operates 17 subsidiaries in 16 markets. The broadest market coverage of all leasing businesses active in the region was attained thanks to purely organic growth, i.e. without acquiring other companies. The company is the market leader in Albania, Belarus and Ukraine. In a further six markets, namely in Poland, Slovakia, Bosnia and Herzegovina, Serbia, Croatia and Bulgaria, the company is one of the top 3 leasing companies in the country. Moreover, it is the leading international leasing company in

Russia.

International Vendor Finance on the increase

Among the sales channels banking sales and vendor sales, International Vendor Finance has shown particularly encouraging growth. In International Vendor Finance, a leasing company and a vendor (which can be either a dealer or a producer) offer tailor-made products together. RLI's Managing Director Dieter Scheidl sees this sophisticated method of sales finance as beneficial for both sides: "International Vendor Finance presents a typical win-win situation. The customer is happy to enjoy the financing of his purchase price, whilst the vendor is happy to receive the amount for payment straightaway." RLI is able to considerably smooth the path for vendors to enter the market, thanks to its extensive market experience.

Continued dynamic growth

RLI expects the largest prospects for growth in the near future to remain in Southeastern Europe and the CIS, based on strong GDP-growth and the fact that leasing is still not used as frequent as in other countries. Romania and Bulgaria's EU accession has already heralded a considerable increase in the importance of leasing financing above all in these two countries. However, demand is also set to remain high in Central Europe, especially where sophisticated financing solutions are required in the real estate and renewal energy segments.

You can download a photo in print-quality (f.l.t.r.: Dieter Scheidl, Michael Hackl, Peter Lennkh)

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies and a number of other financial service providers. Over 14 million customers are served by more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

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Raiffeisen INTERNATIONAL
Member of RZB Group

RECEIVED

2008 JUN 15 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

IR Release

The annual general meeting of Raiffeisen International Bank-Holding AG, held today in the Austria Center Vienna, approved a dividend of 0.93 euros per share for the financial year 2007. The most recent shares from the capital increase in 2007 shall be entitled to full dividends. In comparison with the previous year, this amount corresponds to an increase of 22 cents – equating to 31 per cent – per share. The dividend will result in a total distribution of a maximum of 143.8 million euros. The payments date to shareholders eligible for dividends is 18 June 2008.

"Despite the turbulence on the global financial markets, 2007 has again been an outstanding year for us. In a very demanding environment, we placed our capital increase very successfully, exceeded our targets by far and ended the year with another record result", said CEO Herbert Stepic.

An anticipatory resolution formulated today authorises the Managing Board to issue convertible bonds up to a total amount of 2 billion euros within five years. They are associated with a right of conversion or subscription of up to 15,466,750 bearer shares of the company, with a proportional stake in the share capital of up to 47,173,587.50 euros.

The annual general meeting also passed a resolution to authorise the Managing Board to acquire and also redeem own shares for up to 10 per cent of the share capital of the company for a term of 30 months. Furthermore, a resolution was passed regarding the integration of previous subsidiary Raiffeisen International Group IT into Raiffeisen International Bank-Holding AG.

Today's Annual General Meeting, which gave stakeholders the opportunity to exchange information and exercise their voting right, was again one of the best-attended in recent Austrian capital market history, with about 700 participants.

Raiffeisen International Annual General Meeting approves dividend distribution of EUR 144 million

END